Carlton Fields, P.A.
Charles M. Harrell
404.815.2717 direct
charrell@carltonfields.com
December 15, 2010

Maryse Mills-Apenteng	VIA FACSIMILE 703-813-6981
Special Counsel	VIA EDGAR
Finance Division
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20459
Re:	Ebix, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed November 30, 2010 File No. 333-169948 Our File No. 53456-34647
Dear Ms. Mills-Apenteng:
     On behalf of Ebix, Inc. (the “Company,” or “Ebix”) we respectfully hereby submit this letter in response to the comment from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated December 14, 2010 with respect to certain items in the above-captioned Registration Statement on Form S-4 (the “Registration Statement”). The text of the comment is reproduced below provided in bold text and the Company’s response immediately thereunder. A courtesy copy of this filing has been forwarded to Mr. Philip L. Rothenberg via facsimile transmission at the number listed in your letter. The Company welcomes the opportunity to address any Staff questions with respect these responses, to its periodic disclosures, and/or its current matters filings.
The Merger Agreement, page 47
     We note your response to comment 3 of our letter dated November 10, 2010. The fact that a document the Commission has required you to include with your Form S-4 is not prepared as a disclosure document does not men that the document does not constitute disclosure to investors. See SEC Release No. 34-51283. In addition, the intent and the effect of certain parts of your disclaimer language is to undermine and to put into question the interpretation and reliability of a document that the Commission has required you to include with your Form S-4. We specifically note your statements that the merger agreement disclosure and inclusion of Annex A is only to provide investors with

Maryse Mills-Apenteng
December 15, 2010

information regarding its terms and conditions and not to provide any other factual information may be problematic. Please revise the disclosure both here and at the top of Annex A to remove such language. In addition, please revise your disclosure to remove language indicating that investors should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about you or A.D.A.M.
     In response to the Staff’s comment, the Company proposes to revise the second paragraph of the disclaimer on page 47 as well as the disclaimer at the beginning of Annex A [to be incorporated in an amended filing] as set forth below. In addition, the Company confirms that notwithstanding the inclusion of this disclaimer, the Company is responsible for any additional specific material information regarding material contractual provisions that is required to make the statement included in the filing not misleading.
Proposed Revised Disclaimers
     The representations and warranties described below and included in the merger agreement were made by each of Ebix (and its wholly-owned subsidiary, Eden Acquisition Sub, Inc.) and ADAM to each other. The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, or may have been used for the purpose of allocating risk between Ebix (and its wholly-owned subsidiary, Eden Acquisition Sub, Inc.). The merger agreement is described in this Proxy Statement and included as Annex A only to provide you with information regarding its terms and conditions. The representations and warranties in the merger agreement and the description of them in this Proxy Statement should be read in conjunction with the other information provided elsewhere in this Proxy Statement as well as in conjunction with the documents incorporated by reference into this Proxy Statement for information regarding such entities and their respective businesses. See “Where You Can Find More Information” beginning on page 75 of this Proxy Statement.
     For your convenience, we have attached as Exhibit A hereto a copy of the disclaimer marked to show changes from the version in the Amendment No. 1 to Form S-4.

Sincerely,
/s/ Charles M. Harrell
Charles M. Harrell

Maryse Mills-Apenteng
December 15, 2010

Exhibit A
BLACKLINE OF DISCLAIMER
     The representations and warranties described below and included in the merger agreement were made by each of Ebix (and its wholly-owned subsidiary, Eden Acquisition Sub, Inc.) and ADAM to each other ~~as of specific dates~~. The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, or may have been used for the purpose of allocating risk between Ebix (and its wholly-owned subsidiary, Eden Acquisition Sub, Inc.) ~~and rather than establishing matters as facts~~. The merger agreement is described in this Proxy Statement and included as Annex A only to provide you with information regarding its terms and conditions~~, and not to provide any other factual information regarding Ebix (and its wholly-owned subsidiary, Eden Acquisition Sub, Inc.), ADAM, or their respective businesses. Accordingly, you should not rely on the . T~~he representations and warranties in the merger agreement ~~as characterizations of the actual state of facts about Ebix (and its wholly-owned subsidiary, Eden Acquisition Sub, Inc.) or ADAM, and you should read~~and the description of them in this Proxy Statement should be read in conjunction with the other information provided elsewhere in this Proxy Statement ~~and in~~as well as in conjunction with the documents incorporated by reference into this Proxy Statement for information regarding such entities and their respective businesses. See “Where You Can Find More Information” beginning on page 75 of this Proxy Statement.